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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                           Trico Marine Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    896106101
                                 (CUSIP Number)

                                February 27, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------
CUSIP No. 896106101                     13G
------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis M. Bacon
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) [ ]
                                                     (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,105,600
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,105,600
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,105,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                          [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.12%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       2
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Item 1(a):               Name of Issuer:
---------                --------------
                         Trico Marine Services, Inc. (the "Company").

Item 1(b):               Address of Issuer's Principal Executive Offices:
---------                -----------------------------------------------
                         250 North American Court
                         Houma, Louisiana 70363

Items 2(a):              Name of Person Filing:
----------               ---------------------
                         Louis M. Bacon ("Mr. Bacon")

                         The statement is being filed by Mr. Bacon, in his capacity as (1) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc., a Connecticut corporation ("MCM"), and
                         (2) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA").

                         MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a non-U.S. investment company incorporated in the British Virgin Islands, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI and for the account of RIS.

Item 2(b):               Address of Principal Business Office:
---------                ------------------------------------
                         1251 Avenue of the Americas
                         New York, New York 10020

                                       3
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Item 2(c):               Citizenship:
---------                -----------
                         United States citizen

Item 2(d):               Title of Class of Securities:
---------                ----------------------------
                         Common stock, par value $.01 per share
                         (the "Common Stock"), of the Company

Item 2(e):               CUSIP Number:
---------                ------------
                         896106101

Item 3:                  If this statement is filed pursuant to
------                   section 240.13d-1(b) or 240.13d-2(b) or (c),
                         check whether the person is filing as a:
                         ---------------------------------------------
                         (a)[ ] Broker or dealer registered under
                                section 15 of the Act (15 U.S.C. 78o).

                         (b)[ ] Bank as defined in section 3(a)(6)
                                of the Act (15 U.S.C. 78c).

                         (c)[ ] Insurance company as defined in section
                                3(a)(19) of the Act (15 U.S.C. 78c).

                         (d)[ ] Investment company registered under
                                section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                         (e)[ ] An investment adviser in accordance
                                with section 240.13d-1(b)(1)(ii)(E).

                         (f)[ ] An employee benefit plan or
                                endowment fund in accordance with
                                section 240.13d-1(b)(1)(ii)(F).

                         (g)[ ] A parent holding company or
                                control person in accordance with
                                section 240.13d-1(b)(1)(ii)(G).

                         (h)[ ] A savings association as defined in
                                Section 3(b) of the Federal Deposit
                                Insurance Act (12 U.S.C. 1813).

                         (i)[ ] A church plan that is excluded
                                from the definition of an
                                investment company under section
                                3(c)(14) of the Investment Company
                                Act of 1940 (15 U.S.C. 80a-3).

                                       4
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                          (j)[ ] Group, in accordance with section
                                 240.13d-1(b)(1)(ii)(J).

                          If this statement is filed pursuant to ss.
                          240.13d-1(c), check this box [X].

Items 4(a)-(c):           Ownership:
--------------            ---------
                          On the date of this Statement, Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities
                          Exchange Act of 1934 of 1,105,600 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 5.12% of the issued and outstanding shares of Common
                          Stock. By virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                          The percentages used herein are calculated based upon the 21,600,000 shares of Common Stock that the Company has represented to MCM to be issued and outstanding as of February 10, 1998.

Item 5:                   Ownership of Five Percent or Less of a Class:
------                    --------------------------------------------
                          Not Applicable.

Item 6:                   Ownership of More than Five Percent on Behalf
------                    of Another Person:
                          ---------------------------------------------
                          Mr. Bacon, by virtue of his control of MCM and MCA, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock, except that shareholders of MGI and partners of RIS have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:                   Identification and Classification of the
------ Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                          --------------------------------------------
                          Not Applicable.

                                       5
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Item 8:                   Identification and Classification of
------                    Members of the Group:
                          ------------------------------------
                          Not Applicable.

Item 9:                   Notice of Dissolution of Group:
------                    ------------------------------
                          Not Applicable.

Item 10:                  Certification:
-------                   -------------
                          By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       6
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1998


                                            LOUIS M. BACON

                                            By:  /s/ Stephen R. Nelson
                                                Name:  Stephen R. Nelson*
                                                Title: Attorney-in-Fact
















------------------
*    Power of Attorney dated November 28, 1997 granted by
     Louis M. Bacon in favor of M. Elaine Crocker, Kevin F.
     Shannon and Stephen R. Nelson is attached hereto as Exhibit A.

                                       7